Exhibit 99.1
AGREEMENT
THIS AGREEMENT (“Agreement”) is entered into on November 25, 2015 (the “Effective Date”), between the Pension Benefit Guaranty Corporation (“PBGC”), Computer Sciences Corporation (“CSC”) and CSRA Inc., (“CSRA”) f/k/a Computer Sciences Government Services Inc. (together with CSC, the “CS Parties”; the CS Parties and PBGC, collectively, the “Parties”).
WITNESSETH
WHEREAS, PBGC is a wholly owned United States government corporation and agency established under 29 U.S.C. § 1302 to administer the pension plan termination insurance program created under Title IV of the Employee Retirement Income Security Act of 1974, 29 U.S.C. §§ 1301-1461 (2012 & Supp. I 2013) (as amended from time to time, together with the regulations thereunder, “ERISA”); and
WHEREAS, the Computer Sciences Corporation Employee Pension Plan (the “Plan”) is a plan subject to and covered by Title IV of ERISA that provides benefits for certain current and former employees of CSC and other members of CSC’s “controlled group” within the meaning of 29 U.S.C. § 1301(a)(14) (“CSC Controlled Group”); and
WHEREAS, CSC is the administrator of the Plan within the meaning of 29 U.S.C. §§ 1002(16)(A) and 1301(a)(1); and
WHEREAS, on or about November 27, 2015 (the “Spinoff Date”), CSC will separate its federal government consulting business assets from those of its non-federal government consulting businesses by transferring its federal government business assets to CSRA, now a wholly owned subsidiary of CSC, and distributing all CSRA shares to CSC shareholders (the “Spinoff”); and
WHEREAS, on or about November 30, 2015 (the “Merger Date”), CSRA will acquire and merge with the SRA Companies Inc. in a stock and cash transaction (the “Merger”); and
WHEREAS, in connection with the Spinoff, CSRA will become the contributing sponsor and administrator of the Plan within the meaning of 29 U.S.C. §§ 1002(16)(A) and 1301(a)(1); and
WHEREAS, the Spinoff will break up the CSC Controlled Group; and
WHEREAS, pursuant to 29 U.S.C. § 1303(a), PBGC “may make such investigations as it deems necessary to enforce any provision of Title IV of ERISA or any rule or regulation thereunder, and may require any person to file with it a statement in writing, under oath or otherwise as PBGC shall determine, as to all the facts and circumstances concerning the matter to be investigated;” and
WHEREAS, PBGC opened an investigation of the Spinoff and Merger under PBGC’s

Early Warning Program, and requested certain information from CSC regarding the Spinoff and Merger; and
WHEREAS, under PBGC’s Early Warning Program, CSC has provided PBGC information requested by PBGC regarding the Spinoff and Merger, PBGC has reviewed the information provided by CSC, and the Parties have discussed the status of the Plan; and
WHEREAS, the CS Parties are willing to undertake the obligations set forth herein in return for PBGC’s agreement to end further investigations regarding the Spinoff and Merger and the status of the Plan, and thereafter take no action solely as a result of the Spinoff and Merger; and
WHEREAS, “Consolidated Total Net Leverage Ratio”, “Consolidated Total Debt”, and “Consolidated EBITDA”, are as defined in that certain Credit Agreement dated November 27, 2015 (the “CSRA Bank Credit Agreement”) among CSRA and The Bank of Tokyo-Mitsubishi UFJ, Ltd, as Pro Rata Administrative Agent, and the Royal Bank of Canada, as Term Loan B Administrative Agent, and any future amendments thereto; which is incorporated by reference in this Agreement
WHEREAS, the Parties desire to enter into this Agreement with respect to the Spinoff.
NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	Contingent Additional Contributions to the Plan

1.	Contingent Additional Contributions.
(a)    On or before August 31, 2018, CSRA shall contribute $50 million to the Plan (the “Initial Contingent Additional Contribution”); provided that no payment of any part of the Initial Contingent Additional Contribution is required if: (1) as of the last day of CSRA’s fiscal year 2018, or prior thereto, at any quarterly compliance certificate reporting period as required by the CSRA Credit Agreement, CSRA’s Consolidated Total Net Leverage Ratio is 2.75 to 1 or lower; or (2) at any time prior to August 31, 2018, CSRA has any two of three where (A) a corporate credit rating higher than BB+ from Standard & Poor’s Ratings Services, Inc., or (B) a corporate family rating higher than Ba1 from Moody’s Investors Service, Inc., or (C) a corporate credit rating higher than BB+ from Fitch Ratings Inc. (together, or separately, the “Initial Contingent Additional Contribution Condition”).

(b)    On the last day of CSRA’s fiscal year 2019, CSRA shall contribute $50 million to the Plan (the “Second Contingent Additional Contribution”, and together with the Initial Contingent Additional Contribution, the “Contingent Additional Contributions”); provided that no payment of any part of the Second Contingent Additional Contribution is required if prior to the last day of its fiscal year 2019, CSRA has permanently repaid its indebtedness, without giving effect to refinancing thereof, from any of (i) cash flow from operations, (ii) cash proceeds from the issuance of equity, (iii) or cash proceeds from the sale or retirement of assets, contracts, or stock of subsidiaries, by $500,000,000, relative to the initial Consolidated Total Debt at the Merger Date(the “Second Contingent Additional Contribution Condition”, and together with the Initial Contingent Additional Contribution Condition, the “Additional Contribution Conditions”).
(c)    Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Event of Default (as defined below) that is not otherwise cured or waived by the PBGC CSRA’s contingent obligations under Sections 1.1(a) and 1.1(b) to make the Contingent Additional Contributions will automatically become fixed and unconditional, such that neither Additional Contribution Condition will apply. If the Initial Contingent Additional Contribution is paid or the Initial Contingent Additional Contribution Condition has been satisfied before the Event of Default occurs, CSRA’s obligation under this Section 1.l(c) shall be limited to the amount of the Second Contingent Additional Contribution.

1.2
Prefunding Balance Elections. Each Contingent Additional Contribution made for any plan year must be in addition to the minimum required contribution determined under Section 430 of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to the Plan for such plan year. But notwithstanding anything in this Agreement to the contrary, CSRA shall not at any time elect to create or increase any prefunding balance (as defined in Code Section 430(f)(6)) for the Plan by using (a) all or any part of any Contingent Additional Contribution, or (b) all or any portion of any excess described in Code Section 430(f)(6)(B) that is attributable to any Contingent Additional Contribution (an “Election with Respect to Contingent Additional Contributions”). Except as specifically provided in this Agreement, CSRA’s right to elect to create or increase any prefunding balance is not restricted in any way whatsoever by this Agreement.

In the event that CSRA makes an Election with Respect to Contingent Additional Contributions, CSRA will be liable to the Plan in the amount so elected, such liability will be immediately due and payable without notice or demand upon the making of such Election with Respect to Contingent Additional Contribution, and such liability may be enforced by PBGC on the Plan’s behalf against CSRA. Such liability will be in addition to all other obligations of CSRA under this Agreement.

1.3
Prepayment. CSRA may, at any time and in its sole discretion, prepay any Contingent Additional Contribution to the Plan. The Election with Respect to Contingent Additional Contributions prohibition shall apply with respect to such prepayment until the date, if any, that CSRA satisfies the applicable Contingent Additional Contribution Condition with respect to such prepaid Contingent Additional Contribution.

1.4	Notifications.

(a)
No later than 10 business days after the Merger Date, CSRA shall provide PBGC with a copy of a written notification from CSRA to the Plan’s enrolled actuary and the Plan’s administrator advising them of (1) CSRA’s obligations under Section 1.1 to make the Contingent Additional Contributions, and (2) the prohibition under Section 1.2 on making any Election with Respect to Contingent Additional Contributions.

(b)
No later than 10 business days after the due date for each Contingent Additional Contribution, unless each such Additional Contribution Conditions have been previously satisfied and the PBGC has been given notice thereof, CSRA shall provide PBGC with: (1) documentation that CSRA met the applicable Additional Contribution Condition permitting non-payment of such Contingent Additional Contribution (“Non-Payment Documentation”); or (2) (A) documentation evidencing payment of such Contingent Additional Contribution (“Payment Documentation”); and (B) a copy of the written notification from CSRA to the Plan’s enrolled actuary and the Plan’s administrator advising them of the prohibition against making any Election with Respect to Contingent Additional Contributions with respect to all or any portion of such Contingent Additional Contributions.

(c)
Failure by CSRA to timely provide information required under this Section 1.4 does not constitute nonperformance of CSRA’s obligations under this Agreement unless CSRA fails to provide such information within 10 calendar days after PBGC notifies CSRA of such failure.

1.5
Section 404 Limit. Notwithstanding anything to the contrary in this Agreement, if making any Contingent Additional Contribution when due under Section 1.1 would cause the maximum amount deductible limit under Code Section 404 (the

“Section 404 Limit”) to be exceeded both, in the case such Contingent Additional Contribution were to be designated as made for the preceding plan year (but only to any extent that designating such Contingent Additional Contribution as made for the such plan year is permitted by law), and alternatively in the case such Contingent Additional Contribution were to be designated as made for the current plan year, then CSRA shall, in lieu of paying all of such Contingent Additional Contribution directly to the Plan on or before its due date: (a) at its sole expense enter into an escrow agreement with PBGC no later than ten days prior to such due date; (b) pay directly to the Plan on or before such due date that portion of such Contingent Additional Contribution, if any, that would not cause the Section 404 Limit to be exceeded; (c) pay the amount of such Contingent Additional Contribution, less any portion contributed directly to the Plan under the preceding clause (such sum, the “Escrowed Amount”) into the escrow (a “Section 404 Escrow”) on or before such due date, and (d) defer payment of the Escrowed Amount from the Section 404 Escrow to the Plan until the 120th day of the first plan year in which such Contingent Additional Contribution would not cause the Section 404 Limit to be exceeded.
2.    Closing of PBGC Investigation
2.1    In consideration of CSC’s and CSRA’s agreement to these terms, as of the Effective Date, PBGC will close its investigation and thereafter take no action solely as a result of the Spinoff and Merger.

3.	Reporting

3.1
CSRA shall provide to PBGC copies of each of its quarterly compliance certificates no later than 10 business days after the date on which CSRA is required to produce such certificate under the CSRA Bank Credit Agreement, or extensions thereof if granted by the Majority Lenders under the CSRA Bank Credit Agreement.

3.2
Failure by CSRA to timely provide any such certificate information does not constitute nonperformance of CSRA’s obligations under this Agreement unless CSRA fails to provide it within 10 calendar days after due under Section 3.1.

1.	Default; Remedies

4.1	Events of Default. If any of the following events (each an “Event of Default”) shall occur and be continuing for ten calendar days:

(a)
CSRA fails to timely contribute to the Plan any: 1) Contingent Additional Contribution not excused by satisfaction of an Additional Contribution Conditions or 2) contribution required by law (including any installment under Code Section 430(j)(3)) (a “Legally-Required Contribution”); or

(b)	CSRA makes an Election with Respect to Contingent Additional Contributions; or

(c)	Any representation or warranty made by CSC or CSRA in Section 6.1 is untrue in any material respect as of the Effective Date; or

(d)
CSRA (i) becomes insolvent, or (ii) is unable, or admits in writing its inability to pay debts as they generally come due, or (iii) makes a general assignment for the benefit of creditors or to an agent authorized to liquidate any of its property, or (iv) makes or sends notice of a transfer of substantially all of its assets, or (v) files, or consents to the filing against it, of a petition or other papers commencing a proceeding under Title 11 of the United States Code or any similar type of insolvency proceeding (an “Insolvency Proceeding”), or (vi) has an Insolvency Proceeding filed or instituted against it which is not dismissed within 30 calendar days after its commencement, or in which an order for relief has been entered against it, or (vii) applies to a court for appointment of a receiver, trustee, or custodian for any of its property, or (viii) with or without its consent, has a receiver, trustee, or custodian appointed for any of its property; or

(e)	CSRA dissolves, suspends, or discontinues doing business; or

(f)	PBGC receives a notice of CSRA’s intent to terminate the Plan in a distress termination pursuant to 29 U.S.C. § 1341(c);
then PBGC shall be entitled to all of the remedies described in Section 4.3

4.2
Notice. Promptly but in no event later than ten days after the occurrence of an Event of Default or any event that with the passage of time would, absent a timely exercise of any applicable right of cure, constitute an Event of Default, the defaulting CS Party shall deliver to PBGC a written notice specifying the nature and period of existence of such Event of Default or other event and what action it is taking or proposes to take with respect thereto.

4.3
Remedies. If any Event of Default occurs, unless 1) CSRA has satisfied both Additional Contribution Conditions, or 2) CSRA has already timely paid in full any Contingent Additional Contributions not excused by satisfaction of Additional Contribution Conditions, then PBGC may (i) declare the entire amount of any unpaid or unexcused Contingent Additional Contributions due and payable without presentment, demand, protest, or formalities of any kind, whereupon such amount will accrue interest, compounded daily, at the rate provided in 29 C.F.R. § 4062.7(c), from the occurrence date of such Event of Default until payment in full, or (ii) exercise any and all other remedies available hereunder, at law, or in equity.

5.        Expiration of the Agreement

1.	Subject to the next-to-last sentence of Section 1.2 above, this Agreement will terminate upon the earliest of

(a)
the date on which PBGC has received (a) satisfactory Non-Payment Documentation or Payment Documentation for each Contingent Additional Contribution, and (b) an actuarial certification that, for the plan year in which the Second Contingent Additional Contribution is paid, or when the Second Contingent Additional Contribution Condition has been satisfied, all Legally-Required Contributions have been paid, and

(b)	the date on which a standard termination of the Plan under 29 U.S.C. § 1341(b) and 29 C.F.R. §§ 4041.01-4041.31 has been completed.

(c)
Notwithstanding anything in this Agreement to the contrary, including Sections 1.1(a), (b), and (c), if on December 31, 2017 (the last day of plan year 2017) or December 31, 2018 (the last day of plan year 2018), or on any of CSRA fiscal year-end dates for fiscal years 2017, 2018, and 2019, the Plan’s Funded Status equals or is greater than 80%, as calculated by the Plan’s actuary, then this Agreement and all the obligations hereunder shall terminate and cease to have any effect - except to the extent of Contingent Additional Contributions previously paid into the Plan. For purposes of this paragraph, the “Plan’s Funded Status” shall mean the ratio of the Plan’s assets, valued in accordance with section 4044.41(b) of PBGC’s regulations, divided by the value of liabilities for the accrued benefits of the Plan, at the date the Plan’s assets are valued, as determined under Subpart B of Part 4044 of PBGC’s regulations, and Appendices A through D of Part 4044 of said regulations. For purposes of determining whether this threshold is met, CSRA must provide to PBGC a calculation of the Plan’s Funded Status, with supporting documentation, and request PBGC’s review thereof; and in such event, PBGC will promptly inform CSRA in writing, within fifteen business days, whether or not PBGC agrees or disagrees with such calculation.  If PBGC disagrees with such calculation, PBGC will simultaneously provide to CSRA a written explanation of the basis upon which it disagrees, within fifteen business days of receipt of CSRA’s written determination of 80% Plan Funded Status.  During the period ten business days after so providing such a written explanation, PBGC shall, if requested by CSRA in writing, meet and confer with the CSRA (including, for either PBGC or CSRA, its selected advisors) and address, in good faith, any issues or questions that the CSRA may, in good faith, have with respect to the written explanation.

5.2    For the purposes of Clause 5.1(b), any such standard termination will be deemed completed upon the expiration of the Audit Period. “Audit Period” means the period beginning on the date on which PBGC receives a Form 501-Post Distribution Certification for the Plan indicating that the Plan has terminated in a standard termination under 29 U.S.C.§ 1341(b) and ending on the later of (a) the 180th day after such receipt, and (b) if PBGC has, by such 180th day, issued audit findings or a notice of noncompliance with respect to such standard termination, the date on which such audit findings have been complied with or rescinded or on which such notice of noncompliance has been rescinded.

5.4	For purposes of Section 1.1 and Clause 5.1(b), CSRA, after submitting Form 500 to PBGC in connection with any standard termination of the Plan, shall only be obligated to make Contingent Additional Contributions to the Plan in an amount and to the extent necessary, if at all, for the Plan to pay all plan benefits to the participants and beneficiaries of the Plan.

6.	Representations and Warranties; Covenants
6.1    CSC hereby represents and warrants to PBGC that each of the following is true and correct as of the Effective Date.

(a)
It is a Nevada corporation headquartered in Falls Church, Virginia, and is qualified to do business under the laws of any state where a failure to so qualify would have a material adverse effect on its operations. It has full power and authority to enter into and perform its obligations under this Agreement and to carry out and consummate the transactions contemplated by this Agreement.

(b)	Its execution, delivery, and performance of this Agreement and any other documents to be executed by it in connection with this Agreement have been duly authorized by all necessary corporate action.

(c)
Its execution and delivery of this Agreement, performance of its obligations hereunder, and compliance with the terms and provisions herewith: (i) will not violate in any material respect any law applicable to it or any of its properties, such that the consequences of that violation could reasonably be expected to have a material adverse effect on its ability to perform its obligations hereunder; and (ii) will not violate any material contract or agreement which is binding on it or its properties, or result in a breach of or constitute (with due notice, lapse of time, or both) a default under any indenture, agreement, lease, or other instrument to which it is a party, the consequence of which could reasonably be expected to have a material adverse effect on its ability to perform its obligations hereunder.

(d)
This Agreement has been duly executed by its authorized officer or other authorized representative. This Agreement shall constitute a legal, valid, and binding contract and agreement of it enforceable by PBGC, or by any federal agency that is a successor to PBGC, against it in accordance with the terms of this Agreement.

6.2	CSRA hereby represents and warrants to PBGC that each of the following is true and correct as of the Effective Date.

(a)
It is a Nevada corporation headquartered in Falls Church, Virginia, and is qualified to do business under the laws of any state where a failure to so qualify would have a material adverse effect on its operations. It has full power and authority to enter into and perform its obligations under this Agreement and to carry out and consummate the transactions contemplated by this Agreement.

(b)	Its execution, delivery, and performance of this Agreement and any other documents to be executed by it in connection with this Agreement have been duly authorized by all necessary corporate action.

(c)
Its execution and delivery of this Agreement, performance of its obligations hereunder, and compliance with the terms and provisions herewith: (i) will not violate in any material respect any law applicable to it or any of its properties, such that the consequences of that violation could reasonably be expected to have a material adverse effect on its ability to perform its obligations hereunder; and (ii) will not violate any material contract or agreement which is binding on it or its properties, or result in a breach of or constitute (with due notice, lapse of time, or both) a default under any indenture, agreement, lease, or other instrument to which it is a party, the consequence of which could reasonably be expected to have a material adverse effect on its ability to perform its obligations hereunder.

(d)
This Agreement has been duly executed by its authorized officer or other authorized representative. This Agreement shall constitute a legal, valid, and binding contract and agreement of it enforceable by PBGC, or by any federal agency that is a successor to PBGC, against it in accordance with the terms of this Agreement.

6.3
PBGC hereby represents and warrants to the CS Parties that PBGC’s execution, delivery, and performance of its obligations under this Agreement have been duly authorized by all necessary action and are within PBGC’s statutory authority and this Agreement shall be duly executed by an authorized officer or other authorized representative of PBGC. This Agreement, once fully executed by the Parties, shall constitute a legal, valid, and binding contract and agreement of PBGC enforceable against PBGC in accordance with its terms.

7.	General Provisions.

7.1	Compliance with ERISA and the Code. Nothing in this Agreement diminishes or otherwise affects in any way any CS Party’s obligations to comply with ERISA and the Code.

7.2
Limitation of Rights. This Agreement is intended to be and is for the sole and exclusive benefit of the Parties or their successors in interest. Nothing expressed or mentioned in or to be implied from this Agreement gives any person or entity other than the Parties or their successors in interest any legal or equitable right, remedy, or claim against any Party or a Party’s successor in interest under or in respect of this Agreement.

7.3
Notices. All notices and other communications required under this Agreement shall be in writing and shall be sent by facsimile, electronic mail, or by pre-paid overnight delivery service with confirmed receipt, and shall be deemed to be given for purposes of this Agreement on the date the writing is received by the intended recipient, provided that no such notice or other communication provided by electronic mail will be treated as received until also sent by another of the foregoing delivery methods and received by such other method. Unless otherwise specified in a notice sent or delivered in accordance with the foregoing provisions of this Section, all such notices and other communications shall be sent to the Parties as indicated below:
To CSC:
3170 Fairview Park Drive
Falls Church, Virginia 22042
Attn: H.C. Charles Diao, Vice President - Finance and Corporate Treasurer
Telephone: (703) 641-2042
Facsimile: (703) 641-3799
Email:cdiao@csc.com

To CSRA:
3170 Fairview Park Drive
Falls Church, Virginia 22042
Attn: William Luebke, Vice President and Controller
Telephone: (703) 641-2349
Facsimile: (703) 641-3799
Email: wluebke@csc.com

To CSRA:    3170 Fairview Park Drive
Falls Church, Virginia 22042
Attn: Brian Reed, Director, Retirement Plan Assets
Telephone: (703) 641-3375
Facsimile: (703) 641-3799
Email:breed24@csc.com

To PBGC:
Corporate Finance and Restructuring Department
Pension Benefit Guaranty Corporation
1200 K Street, N.W., Ste. 270
Washington, D.C. 20005-4026
Attn: Karen L. Morris, Acting Director
Telephone: (202) 326-4070
Facsimile: (202) 842-2643
Email: morris.karen@pbgc.gov

and

Office of the Chief Counsel
Pension Benefit Guaranty Corporation
1200 K Street, N.W.
Washington, D.C 20005-4026
Attn: C. Wayne Owen, Jr., Assistant Chief Counsel
Telephone: (202) 326-4020
Facsimile: (202) 326-4112
Email: owen.wayne@pbgc.gov

7.4
Merger. If the Plan is merged into or consolidated with another plan, or another plan is merged into or consolidated with the Plan, CSRA or its successor in interest shall make the Contingent Additional Contributions, if required under this Agreement, to the pension plan that results from such a merger or consolidation and to each plan in a series of such mergers or consolidations.

7.5
Subsequent Plan Spin-off. In the event of any spinoff or transfer of plan assets or liabilities from the Plan to another pension plan after the Merger Date, CSRA (or its successor in interest) and PBGC, as soon as practicable before such a spinoff or transfer, shall negotiate in good faith to amend Section 1 of this Agreement to address the allocation for potential payment of the remaining Contingent Additional Contributions, if required, and unless such payment obligations shall have not arisen or ended, between the Plan and such other pension plan.

7.6    Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic mail) in one or more counterparts and by different Parties on separate counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
7.7    Severability. If any provision of this Agreement is rendered invalid, inoperative, or unenforceable as applied in any particular case, such action will not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance. If any provision of this Agreement is rendered invalid, inoperative, or unenforceable in all cases, such action will not have the effect of rendering any other provisions of the Agreement invalid, inoperative, or unenforceable. The invalidity, inoperability, or unenforceability of any portion of this Agreement will not affect the remaining portions of the Agreement. In the event of any such invalidity, inoperability, or unenforceability, the Parties shall endeavor to replace the affected provision with another provision that achieves the Parties’ original intent.
7.8    Entire Agreement. This Agreement embodies the complete agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, commitments, representations, communications, and proposals, oral or written, between the Parties relating to the subject matter of this Agreement. This Agreement may not be amended, modified, or supplemented except by an instrument in writing executed by the Parties or their successors in interest.
7.9    No Waivers. No failure of any Party to enforce a provision of this Agreement will constitute a waiver of such Party’s right to enforce such provision.
7.10    Headings. The section and paragraph headings contained in this Agreement are for convenience only and will not affect the meaning or interpretation of this Agreement.
7.11    Governing Law. Except to any extent preempted by federal law, this Agreement will be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia without giving effect to any rules concerning conflicts of law.

7.12
Jurisdiction and Venue. Each Party submits itself and its successors in interest in any legal action or proceeding arising out of, relating to, or for the enforcement of this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the United States District Court for the Eastern District of Virginia. Each Party consents, on its own behalf and on behalf of its successors in interest, that any such action or proceeding may be brought in such court, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.

7.13    Waiver of Jury Trial. EACH PARTY HEREBY UNCONDITIONALLY AND IRRECOVOCABLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING REFERRED TO IN SECTION 7.12, BOTH ON ITS OWN BEHALF AND ON BEHALF OF ANY SUCCESSOR IN INTEREST.
7.14    Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction will be applied against any Party or its successor in interest. Nor will any rule of construction that favors a non-draftsman be applied. A reference to any statute will be deemed also to refer to all rules and regulations promulgated under the statute, unless the context requires otherwise. Unless specifically otherwise provided or the context otherwise requires, the singular includes the plural and the plural the singular; the conjunctive includes the disjunctive and the disjunctive the conjunctive; the words “including,” “includes,” and “include” are deemed to be followed by the words “without limitation;” and references to sections are to those of this Agreement. The words “herein,” “hereof,” “hereby,” “hereunder,” “herewith,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

7.15    No Admission of Liability. This Agreement is not and will not be construed as or deemed to be an admission or concession by or on the part of any Party of any liability or the applicability or inapplicability of any provision of the Code or ERISA in connection with any matter described in the Agreement, and each Party expressly denies any liability or non-liability (as the case may be) whatsoever.
7.16    Assignment. No Party may assign this Agreement in whole or in part or delegate any of its duties hereunder without the express prior written consent of the other Parties. Any assignment or delegation in breach of the immediately preceding sentence will automatically be null and void ab initio.
7.17    No Change to Governing Plan Document. This Agreement is not a document or instrument governing the Plan or any other pension plan, nor does anything in this Agreement amend, supplement, or derogate from the documents and instruments governing the Plan or any other pension plan.
7.18    No Impact on Plans or Administration of Plans. Except to any extent expressly provided herein, nothing in this Agreement (i) alters, amends, or otherwise modifies the operation or administration of the Plan or any other pension plan; (ii) restricts the authority of any fiduciary of any such plan to administer such plan, invest its assets, or otherwise deal with, interpret, or administer such plan or its assets; or (iii) restricts the authority of CSC, CSRA, or any successor to amend, alter, modify, supplement, merge, or terminate any such plan, or to transfer assets and/or liabilities between any such plan and another pension plan.
7.19    Merger or consolidation of CSRA. Notwithstanding paragraph 7.16, if CSRA merges or consolidates with, or is merged or consolidated into, any other entity, the resulting merged or consolidated entity shall be deemed to be CSRA’s Assignee and successor in interest hereunder as of the effective date of such merger or consolidation. On or before such effective date, CSRA shall cause the resulting entity to execute and deliver to PBGC a joinder to this Agreement acknowledging such resulting entity’s liability for and duty to perform all of carry out CSRA’s obligations hereunder.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed below by their respective duly authorized officers.

PENSION BENEFIT GUARANTY CORPORATION

By: /s/ Stanford Rich
Name: Sanford Rich
Title: Chief of Negotiations and Restructuring

COMPUTER SCIENCES CORPORATION

By: /s/ William L. Deckelman
Name: William L. Deckelman
Title: Vice President and General Counsel

CSRA, INC.

By: /s/ William Luebke
Name: William Luebke
Title: Vice President and Controller